

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2024

Jison Lim
Director and Chairman
Ten-League International Holdings Ltd
7 Tuas Avenue 2
Singapore 639447

>   **Re: Ten-League International Holdings Ltd**
>   **Amendment No. 5 to Registration Statement on Form F-1**
>   **Filed June 4, 2024**
>   **File No. 333-275240**

Dear Jison Lim:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 4, 2024 letter.

Amendment No. 5 to Registration Statement on Form F-1, Filed June 4, 2024

Capitalization, page 36

1.   The column heading shows the capitalization table is presented in US dollars. However, the "Actual" balances appear to be in Singapore $ as of December 31, 2023. Please revise or advise.

2.   We note the "As adjusted" column in your capitalization table. Please explain how you computed "As adjusted" additional paid-in capital balance of $10,096,000 considering $7 million offering proceeds after deducting expenses on page 35. Please revise or advise.

Liquidity and Capital Resources, page 50

3.   We note gross accounts receivables increased approximately S$8.3 million or 49% but the allowance for doubtful accounts decreased S$0.6 million or 14% for the year ended

December 31, 2023. We also note the aging of accounts receivables specifically over 120 days increased S$2.5 million or 54%. Given the significance of accounts receivables over 120 days, please consider expanding your schedule (such as past due 180, 360 and over 360 days, as applicable). Also in your working capital discussion, please discuss the underlying reasons for the increase in the days accounts receivables remain outstanding.

Principal and Selling Shareholders, page 112

4.   Please include an address for each person listed. We note that you previously included an address at 16 Gul Drive, but this section is now blank.

Please contact Nasreen Mohammed at 202-551-3773 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Louise L. Liu